Mail Stop 4561

      February 6, 2006

Mr. Robert C. Harvey
President
Oakridge Holdings, Inc.
4810 120th Street West
Apple Valley, MN  55124


      Re:	Oakridge Holdings, Inc.
		Form 10-KSB for the Year Ended June 30, 2005
		Filed September 27, 2005
		File No. 0-01937

Dear Mr. Harvey:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2005

Report of Independent Registered Public Accounting Firm
1. Please revise to refer to the auditing standards of the Public
Company Accounting Oversight Board (United States) as opposed to auditing standards generally accepted in the United States of America.


Consolidated Balance Sheets
2. We note from your disclosure under "Real Estate Development" within Item 1 that you currently hold land with a book value of $50,000 and you have listed this land for sale with a real estate agent. In light of this, please tell us what consideration you gave to classifying this land as "held for sale" under SFAS 144 and performing an impairment analysis on this asset.

Note 19. Segment Information
3. Please tell us what consideration you gave to performing an impairment analysis on the long lived assets held by the aviation ground support segment in light of the fact that your contract with the US military will not be renewed. We note from your disclosure under "General" within Item 1 that 46% of this segment`s revenues were generated from this contract for the year ended June 30, 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

??

??

??

??

Mr. Robert C. Harvey
Oakridge Holdings, Inc.
February 6, 2006
Page 1